June 7, 2005


Francisco Jose Azevedo Padinha
Chief Executive Officer
Tele Leste Celular Participacoes S.A.
Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil


	Re:	Tele Leste Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 1-14481

Dear Mr. Padinha:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Consolidated Financial Statements for the Years Ended December 31, 2003, 2003 and 2002, page F-3

Note 10.  Income and Social Contribution Taxes, page F-17

1. We note that you have recorded total deferred tax assets of R$187,635,000 at December 31, 2004. Tell us how you determined that a valuation allowance is not required for your deferred tax assets under US GAAP. In this regard, explain for us in more detail the nature of the tax loss carryforwards and why you believe that they will be recovered in within ten years.

Note 34.  Summary of the differences between Brazilian and US
GAAP,
page F-38

i.  Earnings per share, page F-41

2. Tell us how you calculated the amount of undistributed earnings allocated to common and preferred shareholders for purposes of calculating basic and diluted earnings per share. In this regard, we note your disclosure that undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis.

m.  Derivative instruments, page F-43

3. Based on your disclosure that you qualify for hedge accounting under the short cut method, it appears that you apply paragraph 68 of
SFAS 133 in determining effectiveness of the hedging relationship. Tell us how you determined that you qualify for the short cut method, given that your derivative instruments are intended to hedge both the foreign currency and interest rate risk associated with your debt. If you do not qualify for this method, tell us whether you are able to assess the effectiveness of the hedging relationship under paragraph 65 of SFAS 133 and, if so, the procedures you perform in applying this guidance.

Item 15.  Controls and Procedures, page 73

4. We note that your principal executive officer and principal financial officer performed an evaluation of your disclosure controls and procedures as of December 31, 2003 and concluded that your disclosure controls and procedures are "effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." Please confirm that you performed the evaluation and have presented your conclusions as of December 31, 2004, rather than December 31, 2003. In addition, please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

5. We note your disclosure that "[n]o significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.






*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
??

??

??

??

Francisco Jose Azevedo Padinha
Tele Leste Celular Participacoes S.A.
June 7, 2005
Page 4